Exhibit 99.1
FREESEAS INC.

FREESEAS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts are expressed in thousands of United States dollars)

	June 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,091	$3,378
Trade receivables, net	2,225	812
Insurance claims	9,906	17,807
Due from related party	1,948	1,634
Inventories	618	579
Back log assets	—	907
Restricted cash	1,704	1,095
Prepayments and other	889	972

Total current assets	$19,381	$27,184
Fixed assets, net	267,319	275,405
Deferred charges, net	3,150	3,772
Restricted cash and time deposits	1,500	1,500

Total non-current assets	$271,969	$280,677

Total Assets	$291,350	$307,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$11,353	$10,916
Accrued liabilities	1,658	11,347
Due to related party	21	12
Unearned revenue	989	1,320
Derivative Financial instruments — current portion	532	473
Deferred revenue — current portion	441	—
Bank loans — current portion	32,290	26,700

Total current liabilities	$47,284	$50,768
NON-CURRENT LIABILITIES:
Derivative Financial instruments — net of current portion	817	1,337
Deferred revenue — net of current portion	1,072	1,251
Bank loans — net of current portion	114,560	133,650

Total long — term liabilities	$116,449	$136,238
Commitments and Contingencies
SHAREHOLDERS’ EQUITY:
Common stock	$21	$21
Additional paid-in capital	110,328	110,322
Retained earnings	17,268	10,512

Total shareholders’ equity	$127,617	$120,855

Total Liabilities and Shareholders’ Equity	$291,350	$307,861

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREESEAS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED June 30, 2009 and 2008
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

	2009	2008

OPERATING REVENUES	$29,923	$23,755

OPERATING EXPENSES:
Vessel operating expenses	(7,401)	(7,381)
Voyage expenses	(638)	(255)
Depreciation expense	(8,086)	(5,040)
Amortization of deferred dry docking and special survey costs	(774)	(274)
Management fees to a related party	(838)	(1,032)
Commissions	(1,589)	(1,160)
Stock-based compensation expense	(6)	(54)
General and administrative expenses	(1,773)	(1,306)

Income from operations	$8,818	$7,253
OTHER INCOME (EXPENSES):
Interest and finance costs	$(2,446)	$(2,520)
Loss on debt extinguishment	—	(639)
Change in derivative financial instruments’ fair value	460	(54)
Interest income	14	535
Other	(89)	(105)

	$(2,061)	$(2,783)

Net income	$6,757	$4,470

Basic earnings per share	$0.32	$0.21
Diluted earnings per share	$0.32	$0.20
Basic weighted average number of shares	21,171,329	20,839,854
Diluted weighted average number of shares	21,171,329	21,851,940

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREESEAS INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTHS ENDED JUNE 30, 2009 AND 2008
(All amounts are expressed in thousands of United States dollars)

	2009	2008

Cash Flows from Operating Activities:
Net income	$6,757	$4,470
Adjustments to reconcile net income to net cash
Depreciation	8,086	5,040
Amortization of deferred charges	220	100
Provision for bad debts	100	48
Amortization of dry docking and special survey costs	774	274
Compensation cost for stock options granted	6	54
Loss on debt extinguishment	—	639
Change in derivative financial instruments’ fair value	(460)	54
Amortization of back log assets	907	—
Amortization of deferred revenue	262	(430)
Changes in:
Trade receivables	(1,413)	(455)
Insurance claims	7,901	(427)
Due from related party	(314)	(560)
Inventories	(39)	(275)
Prepayments and other	83	(162)
Accounts payable	437	6,140
Accrued liabilities	(9,789)	(8,535)
Due to related party	9	—
Unearned revenue	(331)	791
Dry-docking and special survey costs	(345)	(2,054)

Net Cash from Operating Activities	$12,851	$4,712

Cash flows from Investing Activities:
Vessel acquisitions	—	(77,570)
Advances for vessel acquisitions	—	(6,520)

Net Cash used in Investing Activities	$—	$(84,090)

Cash flows from Financing Activities:
Increase in restricted cash	(609)	(775)
Proceeds from long term loan	—	76,750
Payments of bank loans	(13,500)	(32,850)
Shareholders contributions-exercise of options and warrants	—	2,087
Common Stock dividends	—	(7,335)
Deferred financing costs	(29)	(437)

Net Cash from (used in) Financing Activities	$(14,138)	$37,440

Net decrease in cash and cash equivalents	$(1,287)	$(41,938)

Cash and cash equivalents, beginning of period	$3,378	$63,394

Net change in cash	$(1,287)	$(41,938)

Cash and cash equivalents, end of period	$2,091	$21,456

Supplemental Cash Flow Information:
Cash paid for interest	$2,731	$2,090

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 (All amounts are expressed in thousands of United States dollars, except for share and per share data)

1.	Financial Statements

The accompanying unaudited condensed consolidated financial statements include the accounts of FreeSeas Inc. and its wholly owned subsidiaries.

FreeSeas Inc., formerly known as Adventure Holdings S.A., was incorporated in the Marshall Islands on April 23, 2004, for the purpose of being the ultimate holding Company of ship-owning companies. Hereinafter, the consolidated companies referred to below will be referred to as “FreeSeas,” “the Group” or “the Company.”

During the six-month period ended June 30, 2009, the Group owned and operated seven Handysize and two Handymax dry bulk carriers as listed below:

					Date of	Date of
Vessel Name	Owning Company	Type	Dwt	Built	Acquisition	Disposal

M/V Free Destiny	Adventure Two S.A.	Handysize	25.240	1982	3-Aug-04	N/A
M/V Free Envoy	Adventure Three S.A.	Handysize	26.318	1984	29-Sep-04	N/A
M/V Free Fighter	Adventure Four S.A.	Handysize	38.905	1982	14-Jun-05	27-Apr-07
M/V Free Goddess	Adventure Five S.A.	Handysize	22.051	1995	30-Oct-07	N/A
M/V Free Hero	Adventure Six S.A.	Handysize	24.318	1995	3-Jul-07	N/A
M/V Free Knight	Adventure Seven S.A.	Handysize	24.111	1998	19-Mar-08	N/A
M/V Free Jupiter	Adventure Eight S.A.	Handymax	47.777	2002	5-Sep-07	N/A
M/V Free Impala	Adventure Nine S.A.	Handysize	24.111	1997	2-Apr-08	N/A
M/V Free Lady	Adventure Ten S.A.	Handymax	50.246	2003	7-Jul-08	N/A
M/V Free Maverick	Adventure Eleven S.A.	Handysize	23.994	1998	1-Sep-08	N/A

The Company’s fleet is managed by Free Bulkers S.A., a Marshall Islands company,(“Free Bulkers”), a company owned by the chief executive officer of FreeSeas. Free Bulkers is not included in the consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These condensed consolidated financial statements have been prepared on the same basis, and should be read in conjunction with the financial statements for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2009 and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2009.

The consolidated balance sheet as of December 31, 2008 has been derived from the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

2.	Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statement-an amendment of ARB No. 51.” SFAS No. 160 amends Accounting Research Bulletin (“ARB”) No. 51, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a non-controlling interest, previously called

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. SFAS No. 160 requires, among other items, that a non-controlling interest be included in the consolidated statement of financial position within equity separate from the Company’s equity; consolidated net income to be reported at amounts inclusive of both the Company’s and non-controlling interest’s shares and, separately, the amounts of consolidated net income attributable to the Company and non-controlling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to the Company’s year beginning January 1, 2009. The adoption of SFAS No. 160 did not have any impact on the Company’s consolidated financial statements. In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133.” SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of SFAS No. 161 did not have any effect on the financial condition, results of operations or liquidity of the Company.

In April 2008, FASB issued FASB FSP No. 142-3 “Determination of the useful life of intangible assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), “Business Combinations,” and other U.S. GAAP. This FSP is effective for FreeSeas for fiscal year beginning January 1, 2009. Early adoption was prohibited. The adoption of FSP No. 142-3 did not have any effect on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 165 “Subsequent events” which establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: a) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements b) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements c). The disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement does not result in significant changes in the subsequent events that an entity reports — either through recognition or disclosure — in its financial statements. This Statement introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company has adopted SFAS No. 165 for the financial period ended June 30, 2009.

In June 2008, FASB issued EITF Issue No. 07-5 “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (“EITF 07-5”) to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock. According to EITF 07-5 an instrument or embedded feature that is both indexed to an entity’s own stock and potentially

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

settled in shares may be exempt, if certain other criteria are met, from mark-to-market accounting of derivative financial instruments. EITF 07-5 addresses instruments with contingent and other adjustment features that may change the exercise price or notional amount or otherwise alter the payoff at settlement. The Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. The adoption of EITF 07-5 did not have any impact on the Company’s financial position and results of operations.

In October 2008, the FASB issued the FSP No. 157-3, which clarifies the application of SFAS No. 157 “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections,” paragraph 19). The disclosure provisions of SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP No. 157-3 did not have a material effect on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position FAS 157-4, Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly (“FSP 157-4”). FSP 157-4 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The FSP provides guidance for estimating fair value when the volume and level of market activity for an asset or liability have significantly decreased and determining whether a transaction was orderly. This FSP is applied prospectively and is effective for interim and annual periods ending after June 15, 2009. The adoption of this statement did not have any impact on the Company’s financial condition or results of operations.

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (“FSP 107-1”). FSP 107-1 requires an entity to provide the annual disclosures required by FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, in its interim consolidated financial statements. This FSP is applied prospectively and is effective for interim and annual periods ending after June 15, 2009. The adoption of this statement did not have any impact on the Company’s financial condition or results of operations.

In June 2009, the FASB issued FASB Statement No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company does not anticipate that the adoption of SFAS 166 will have any effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R). The Board’s objective in issuing this Statement is to improve financial reporting by enterprises involved with

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate that the adoption of SFAS 167 will have any effect on the Company’s consolidated financial statements.

In June 2009, the FASB issued FASB Statement No. 168, “The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162”. The objective of this Statement is to replace Statement 162 and to establish the FASB Accounting Standards Codificationtm (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Statement will be effective for the Company for financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. The Company does not anticipate the adoption of SFAS 168 will have any impact on the Company’s financial position or results of operations.

3.  Related Party Transactions

Purchases of services

All vessels listed in Note 1 receive management services from Free Bulkers, pursuant to ship management agreements between each of the ship-owning companies and Free Bulkers. Each agreement provides for a monthly technical management fee of $15 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30, then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate). FreeSeas also pays Free Bulkers a fee equal to 1.25% of the gross freight or hire from the employment of FreeSeas’ vessels and a 1% commission on the gross purchase price of any new vessel acquired or the gross sale price of any vessel sold by FreeSeas with the assistance of Free Bulkers. FreeSeas also reimburses, at cost, the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers to its staff, when they are required to attend FreeSeas’ vessels at port. FreeSeas believes that it pays Free Bulkers industry standard fees for these services. In turn, Free Bulkers has entered into an agreement with Safbulk Pty Ltd., a company controlled by one of the Group’s affiliates, for the outsourcing of the Company’s commercial management of the fleet. Free Bulkers is entitled to a termination fee if the agreement is terminated upon a “change of control” as defined in the agreement. Such termination fee would currently amount to approximately $85,000.

Effective January 1, 2008, the Company began to pay an annual fee of $500 to Free Bulkers as compensation for services related to FreeSeas’ accounting and financial reporting obligations and implementation of Sarbanes-Oxley internal control over financial reporting procedures. On October 1, 2008, the Company entered into an amended and restated services agreement. In connection, with the amendment of the

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

services agreement, Free Bulkers is also now responsible for executing and supervising all of the Company’s operations based on the strategy devised by the board of directors and subject to the approval of the Company’s board of directors. Free Bulkers is responsible, among other things, for general administrative, office and support services necessary for the Company’s operations and the Company’s fleet, including technical and clerical personnel, communication, accounting, and data processing services; advising the Company’s board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels; and negotiating all borrowings, deposits and lending arrangements for us. The annual fee for the services provided under the amended services agreement was agreed to $1,200 (on the basis that the $/Euro exchange rate is 1.35 or lower; if on the last business day of each month the $/Euro exchange rate exceeds 1.35, then the management fee payable for the following month will be increased, so that the amount payable in $ will be the equivalent in Euro based on 1.35 $/Euro exchange rate), including the $500 mentioned above.

Fees and expenses charged by Free Bulkers are included in the accompanying condensed consolidated statements of income in “Management fees to a related party” and “General and administrative expenses”. The total amounts charged for the six-month periods ended June 30, 2009 and 2008 amounted to $1,446 ($838 of management fees and $608 of accounting fees) and $1,032 ($782 of management fees and $250 of accounting fees), respectively.

The balance due from Free Bulkers as of June 30, 2009 and December 31, 2008 was $1,948 and $1,634, respectively. Amounts charged by related parties for office space during the six months periods ended June 30, 2009 and 2008 were $75 and $91, respectively.

The loan of $26,250 which has been used to partly finance the acquisition of the M/V Free Impala in April 2008, which as of June 30, 2009 has an outstanding balance of $23,250, has been granted by First Business Bank (FBB) in which one of the Company’s major shareholders holds a substantial interest. Interest charged under the loan facility for the six month period ended June 30, 2009 and June 30, 2008, amounts to $294 and $262, respectively and is included in the interest and finance cost in the accompanying condensed consolidated statements of income.

Mr. Constantinos Varouxakis, the brother of Mr. Ion Varouxakis, the Company’s chairman, chief executive officer and president, is associated with a ship-brokering company named Navar Inc. Free Bulkers and Safbulk use such brokering company, from time to time, as one of the shipping brokers for the Company’s fleet. During the six-month period ended June 30, 2009 and 2008, Navar Inc. charged the Company commissions of $21 and $0, respectively, which are included in “Voyage expenses” in the accompanying condensed consolidated statements of income. The balance due to Navar Inc. as of June 30, 2009 and December 31, 2008 was $21 and $12, respectively.

4.	Fixed Assets, net

		Accumulated	Net
	Vessel Cost	Depreciation	Book Value

December 31, 2008	$298,514	$(23,109)	$275,405
Depreciation	—	(8,086)	(8,086)

June 30, 2009	$298,514	$(31,195)	$267,319

During the six months ended June 30, 2009, there were no vessel acquisitions. During the six months ended June 30, 2008 the Company purchased the M/V Free Knight on March 19, 2008, for a cash purchase price of $39,250 and related purchase costs of $400, and the M.V Free Impala on April 2, 2008, for a cash purchase of $37,500 and related costs of $420. Both vessels were purchased from parties affiliated to F.S. HOLDINGS LIMITED, one of our major shareholders. As of June 30, 2008, advances of $6,520 were made to the sellers of the M/V Free Lady which was acquired in July 2008.

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

All of the Company’s vessels have been provided as collateral to secure the bank loans discussed in Note 7 below.

Depreciation.  Effective April 1, 2009, and following management’s reassessment of the useful lives of the Company’s assets, the vessels’ useful life was increased from 27 to 28 years. Management’s estimate was based on the current vessels’ operating condition, as well as the conditions prevailing in the market for same type of vessels. The effect of this change in accounting estimate, which did not require retrospective adoption as per SFAS No. 154 “Accounting Changes and Error Corrections” was to increase net income for the six-month periods ended June 30, 2009 by $313 or $0.01 per share.

5.	Back-log Assets

The Company estimates the fair values of any below or above market time charters assumed when a vessel is acquired. The difference between market and assumed below or above market charter value is discounted using the weighted average cost of capital method and is recorded as deferred revenue or a back-log asset and amortized, on a straight line basis, to revenue over the remaining life of the assumed time charter. The back log asset relating to the acquisition of the Free Maverick which was acquired in September 2008 was fully amortized during the six — month period ended June 30, 2009. There were no back-log assets during the same period of 2008.

6.	Derivatives Financial Instruments at Fair Value

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.

During the second half of 2007, in conjunction with the $68,000 HSH Nordbank senior loan, the Company entered into two interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein were recognized in the balance sheets and statements of income, respectively. On April 14, 2008, upon completion of the refinancing of the HSH Nordbank loan, the aforesaid interest rate swap contracts were assumed by Credit Suisse, the refinancing bank, through the execution of novation agreements.

Under the terms of the two swap agreements, the Company makes quarterly payments to the counterparty based on decreasing notional amounts, standing at $10,500 and $5,600 as of June 30, 2009 at fixed rates of 5.07% and 5.55% respectively, and the counterparty makes quarterly floating-rate payments at LIBOR to the Company based on the same decreasing notional amounts. The swaps mature in September 2015 and July 2015, respectively. There were no further interest rate swaps agreements concluded in 2009 and 2008.

The changes in fair value of the Company’s two interest rate swaps resulted in an unrealized gain of $460 and an unrealized loss of $(54) for the six-month periods ended June 30, 2009, and 2008, respectively, which is separately reflected in the accompanying condensed consolidated statements of income.

Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 clarifies the definition of fair value, prescribes methods of measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. In accordance with FSP No. 157-2, the Company deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of the remaining provisions of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

The Company’s derivative financial instruments are valued using pricing models that are used to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy. The Company classifies the derivative financial instruments within Level 2 of the fair value hierarchy.

7.	Long-term Bank Debt

As of June 30, 2009, the Company’s bank debt is analyzed as follows:

December 31, 2008	$53,850	$81,750	$24,750	$160,350
Additions	—	—	—	—
Payments	(7,500)	(4,500)	(1,500)	(13,500)

June 30, 2009	$46,350	$77,250	$23,250	$146,850

The Company and its subsidiaries have obtained financing from affiliated and unaffiliated lenders for its vessels. On March 20, 2009, the Company entered into a term sheet with Hollandsche Bank-Unie N.V. (“HBU”), pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV, amounting to $27,100, with a new 3.5 year facility which is payable as follows: 13 quarterly installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility will bear interest at the rate of 3.00% above LIBOR, increased by a “liquidity premium” to be determined following the signing of the restated agreement. The existing conditional HBU overdraft facility III amounting to $3,000 was terminated upon the refinancing of the balloon payment in August 2009. Effective September 15, 2009, the Company entered into an amended and restated agreement with HBU based on the term sheet signed on March 20, 2009, amending the loan-to-value ratio introduced in the term sheet and incorporating the modified interest coverage and debt service coverage ratios introduced in the waiver letter obtained on July 17, 2009, as discussed in Note 10 a. (ii).

All the Company’s credit facilities bear interest at LIBOR plus a margin, ranging from 2.00% to 4.25%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, average cash balances to be maintained with the lending banks and minimum ratios for the fair values of the collateral vessels compared to the outstanding loan balances. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness, changing the vessels’ flag without the lender’s consent or distributing earnings.

The weighted average interest rate for the six month periods ended June 30, 2009 and 2008 was 2.3% and 3.0%, respectively. Interest expense incurred under the above loan agreements amounted to $1,795 and $1,930 for the six month periods ended June 30, 2009 and 2008, respectively, and is included in Interest and finance costs in the accompanying unaudited condensed consolidated statements of income.

The Company’s loan agreements contain various financial covenants as follows:

a) Credit Suisse loan agreement: i) the Company should maintain minimum cash balance of $375 for each of the Company’s vessels covered by the loan agreement; ii) the aggregate fair market value of the financed vessels must not be less than 135% of the outstanding loan balance.

b) FBB loan agreement: i) the Company should maintain on average corporate liquidity at least $3,000, the free cash balance as of June 30, 2009 being $2,091; ii) the leverage ratio of the corporate

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

guarantor should not at any time exceed 68%; iii) the ratio of EBITDA to net interest expense must not be less than 3; iv) the fair market value of the financed vessel must not be less than 130% of the outstanding loan balance.

c) HBU loan agreement: i) the interest coverage ratio should not be less than 2.5; ii) the debt service coverage ratio should not be less than 1.10; iii) the gearing ratio should not exceed 2.5; iv) the outstanding loan balance should not be more than 70% of the fair market value of the financed vessels.

In the event of non compliance with the covenants prescribed in the loan agreements, including due to a sharp decline in the market value of the Company’s vessels, such non-compliance would constitute a potential event of default in the absence of available additional assets or cash to secure the Company’s debt and bring the Company into compliance with the debt covenants, and could result in the lenders requiring immediate payment of the loans.

As of December 31, 2008, March 31, 2009 and June 30, 2009, the Company was not in compliance with certain original loan covenants and has obtained the following waivers:

On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of the Company’s ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR. In May 2009, the Company initiated discussions with FBB in order to extent the waiver related to the value to loan covenant up to July 1, 2010 which were concluded on July 17, 2009 as discussed in Note 10(a)(i).

On March 20, 2009, based on the term sheet discussed above, HBU agreed to waive any breach of the 70% loan-to value-ratio in the Company’s existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value-to-loan covenant ratio was introduced to the existing credit agreement, as well as to the new $27,100 facility discussed above and is as follows: (i) 100% as per July 1, 2010, (ii) 110% as per July 1, 2011, (iii) 120% as per July 1, 2012 and (iv) 125% as per December 31, 2012. In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities increased from 1.30% above LIBOR to 2.25% above LIBOR. In May 2009, the Company initiated discussions with HBU in order to obtain waiver for the covenants related with the interest coverage ratio and debt service coverage ratio which, according to management estimates, is not probable of being achieved in the twelve-month period following the balance sheet date. These discussions were concluded on July 17, 2009 when the Company obtained a waiver amending the terms of these covenants for a period up to and including 31 December 2010 as discussed in Note 10(a) (i).

On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value-to-loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, the Company agreed to a prepayment of $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.

Based on the waivers and waiver renewals discussed above and in Note 10 (a) (i), all of the debt continues to be classified as long-term, except for the principal payments falling due in the next 12 months and the $10,890 with Credit Suisse, which has been recorded as current to reflect the difference between the collateral vessels’ market value and value-to-loan covenant requirements in effect in the second quarter of 2010.

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

The table below presents the repayment schedule of the outstanding debt under the above credit facilities as of June 30, 2009:

	Long-Term Debt Repayment Due by Period
					More than
	Total	Up to 1 Year	1-3 Years	3-5 Years	5 Years

HBU	$46,350	$5,400	$10,800	$25,900	$4,250
CREDIT SUISSE	77,250	23,890	16,000	16,000	21,360
FBB	23,250	3,000	6,000	6,000	8,250

As of June 30, 2009	$146,850	$32,290	$32,800	$47,900	$33,860

The prevailing and anticipated charter rates and vessel values may not be sufficient to bring the Company into compliance with certain of its debt covenants in the future, upon expiration of the waivers received from the Company’s lenders. Management is in continuous contact with the lending banks and believes that the Company will cure any event of non-compliance in a timely manner. In addition, management expects that the lenders would not declare an event of default, therefore not demand immediate repayment of the bank debt, provided that the Company pays loan principal installments and accumulated or accrued interest as they fall due under the existing bank debt. Cash being generated from operations is expected to be sufficient for this purpose. There can be no assurance however that once the waivers discussed above expire, and in the event of non — compliance with such debt covenants in the future years, the lenders will further extend the waiver period.

8.	Commitments and Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying condensed consolidated financial statements. The Company’s protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

On September 21, 2007, the vessel M/V Free Jupiter ran aground off the coast of the Philippines. The Company worked in consultation with insurance brokers and the salvage company, SMIT Singapore PTE Ltd., to address the incident. Operations to re-float the vessel were completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel was returned to service in February 2008. On February 9, 2009, the Company entered into an agreement with the Salvors and hull and machinery insurers pursuant to which a settlement in the amount of $9,500 has been agreed to as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation. Of the $9,500 settlement amount, the hull and machinery underwriters have agreed to pay $8,500 (and already disbursed $8,310) and the remaining $1,000 balance represents the amount which is expected to be recovered upon completion of the average adjustment and apportionment between insurers. As at June 30, 2009, the outstanding balance of the specific claim receivable amounted to $9,489. The Company believes that the amount of the claim will be received in full.

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

On April 07, 2009, the vessel M/V Free Impala suffered from engine breakdown at Honolulu. Total cost of repairs performed and other costs incurred amounting to $362 are claimable from hull and machinery underwriters. The expenses relating with this incident have been submitted to adjusters’ surveyor and surveyor report is expected in the following months. As at June 30, 2009, the balance of the specific claim receivable amounts to $362. The Company believes that the amount of the claim will be received in full.

9.	Earnings per Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of the dilutive common shares outstanding does not include the 12,500 Series A and 65,000 Series B Unit options, for 150,000 shares and 260,000 shares respectively, as their exercise price was greater than the average market price and 170,000 options for common shares under the Company’s stock compensation plan of which 140,000 are vested as of June 30, 2009.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share are as follows:

	June 30, 2009	June 30, 2008

Numerator:
Net income	$6,757	$4,470
Weighted average common shares outstanding	21,171,329	20,839,854
Diluted Weighted average common shares outstanding	21,171,329	21,851,940
Dilutive potential common shares:
Options	—	22,313
Warrants	—	989,773

Dilutive effect	—	1,012,086
Earning per share:
Basic earnings per common share	$0.32	$0.21
Diluted earnings per common share	$0.32	$0.20

At June 30, 2009, 550,000 options and 2,591,271 warrants remained unexercised, the effect of which was anti-dilutive for EPS purposes. In the event all of the Company’s outstanding options and warrants were exercised, these would result to $16,814 proceeds for the Company.

10.  Subsequent Events:

The Company has evaluated subsequent events through October 20, 2009, at which date financial statements were available to be issued.

a.	Loan amendments and waivers obtained

(i). On July 17, 2009 the Company agreed with the lending banks the extension and/or change of certain financial covenants as follows:

HBU Bank:  HBU waived current interest coverage ratio and debt service ratio covenants until January 1, 2011 as discussed in Note 7. These will be calculated on a 12 month rolling basis and during the waived period, ‘Interest Cover ratio’ will be defined as EBITD/Net financing charges (instead of EBIT/Net financial charges) and is to be at least 3.75 up to and including July 1, 2010; thereafter the ratio to be at least 3.00 up to and including December 31, 2010; and “Debt Service ratio” should not be

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

less than 1.00. The aforementioned ratios will be reexamined for the year 2011 based on the prevailing market conditions at that time.

FBB bank:  FBB extended the waivers provided to the Company as discussed in Note 7 up to July 1, 2010

(ii). Effective September 15, 2009 the Company and HBU, based on the term sheet discussed in Note 7 above, amended and restated the credit agreement dated August 12, 2008, with a new 3.5 year facility which is payable as follows: 13 quarterly installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility bears interest at the rate of 4.25% above LIBOR. In addition the new value-to-loan covenant ratio introduced by the term sheet discussed in Note 7 , was further amended as follows: (i) 70% from September 15, 2009 until and including June 30, 2010, (ii) 100% from July 1, 2010 until and including June 30, 2011, (iii) 110% from July 1, 2011 until and including June 30, 2012, (iv) 120% from July 1, 2012 until and including December 30, 2012, and v) 125% from December 31, 2012 onwards. Moreover, based on the amended and restated agreement an amount equal to 10% of any capital market proceeds received by the Company (with a maximum of $3,000 over the lifetime of the facilities) shall be applied in prepayment of the HBU Facilities. Additionally, the Company shall procure that at the end of each financial year a prepayment shall be made in an aggregate amount equal to: (i) 75% of excess cash, in the event that the value-to-loan ratio is less than or equal to 70%, (ii) 50% of excess cash, in the event that the value-to-loan ratio is less than or equal to 100%, (iii) 25% of excess cash, in the event that the value-to-loan ratio is less than 110% or (iv) no prepayment shall be made, in the event that the value-to-loan ratio is equal to or greater than 110%.

b.	Conclusion of follow on equity offering:

On July 28, 2009, the Company completed the registered offering of 10,041,151 shares of common stock at $1.80 per share, which includes 1,309,715 shares issued pursuant to the underwriter’s over-allotment option. The offering resulted in net proceeds of approximately $16.7 million, after deducting underwriting fees and estimated offering expenses. Proceeds from the offering were used primarily for the acquisition of the drybulk vessel discussed in Note 10 e., as well as for the repayment of debt and general working capital purposes. The shares were sold under the Company’s previously filed shelf registration statement, which was declared effective by the Securities and Exchange Commission on May 14, 2008.

c.	Changes in the terms of outstanding warrants

On July 29, 2009, the Company extended the expiration date and reduced the exercise price for its 786,265 outstanding Class W warrants currently listed under the ticker FREEW. The expiration date of the Class W warrants is extended to December 31, 2009 and the exercise price per share is reduced to $2.50. The original expiration date of the Class W warrants was July 29, 2009 and the original exercise price per share was $5.00. Each Class W warrant entitles the holder to purchase one share of FreeSeas’ common stock. All other terms of the Class W warrants remain unchanged.

d.	Expiration of purchase options

On March 28, 2005, the Company executed a definitive agreement, which contemplated the merger of Trinity Partners Acquisition Company Inc. (“Trinity”), a blank check company formed to serve as a vehicle to complete a business combination with an operating business, into FreeSeas (the “Transaction”). In connection with Trinity’s initial public offering Trinity had entered into an agreement with HCFP Brenner Securities LLC (“HCFP”) pursuant to which HCFP was engaged to act as Trinity’s non-exclusive investment banker in connection with a business combination and would receive 7,500 shares of the Trinity’s common stock and

FREESEAS INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(All amounts are expressed in thousands of United States dollars, except for share and per share data)

15,000 Class Z warrants to purchase Trinity’s common stock at an exercise price $5.00 per share. On December 15, 2005, Trinity was merged with and into the Company and the Company has assumed Trinity’s obligation to HCFP by providing a purchase option to HCFP. Under that purchase option, HCFP had the right to purchase up to 12,500 Series A Units at a price of $17.325 per unit and up to 65,000 Series B Units at a price of $16.665 per unit. Each Series A Unit consisted of two shares of FreeSeas’ common stock, five Class W warrants and five Class Z warrants. Each Series B Unit consisted of two shares of FreeSeas’ common stock, one Class W warrant and one Class Z warrant. The exercise price of the warrants included in the units was $5.50 per share. The purchase option expired on July 29, 2009 without being exercised.

e.	Vessel Acquisition

On August 5, 2009, the Company agreed to purchase a Handysize vessel from an unaffiliated third party for approximately $11,000. The Company financed the acquisition using cash on hand which was raised as part of the follow on equity offering discussed in Note 10 b. With the acquisition of the new vessel, to be named the M/V Free Neptune, the Company’s fleet increased from nine to ten vessels. The vessel is a 30,838 dwt Handysize vessel built in 1996 in Japan, and was delivered to the Company on August 25, 2009.

f.	Change in the Authorized Capital

On September 17, 2009, the Annual Meeting of Shareholders approved an amendment to the Company’s Articles of Incorporation to increase the number of authorized shares of common stock from 40,000,000 to 250,000,000 shares, par value $0.001 per share.

g.	Amendment to management agreements

On September 17 2009, each of the Company’s vessel-owning subsidiaries amended its management agreement with Free Bulkers to increase the monthly technical management fee to $16.5 (on the basis that the $/Euro exchange rate is 1.30 or lower; if on the first business day of each month the $/Euro exchange rate exceeds 1.30, then the management fee payable will be increased for the month in question, so that the amount payable in $ will be the equivalent in Euro based on 1.30 $/Euro exchange rate) plus a fee of $0.4 per day for superintendant attendance.

On September 17, 2009, FreeSeas amended its services agreement with Free Bulkers pursuant to which the annual fee of $1,200 was increased to $1,422.

The foregoing amendments became effective on October 1, 2009.